April 12, 2007
VIA EDGAR AND FACSIMILE (202) 772-9206
Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re:	MBF Healthcare Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-135610)
Ladies and Gentlemen:
In connection with the above-referenced Registration Statement, we hereby request that our acceleration request filed April 10, 2007 to accelerate the above-referenced registration statement to 4:00pm on April 12, 2007 be withdrawn.
If you have questions or comments regarding this request, please call Bradley D. Houser at Akerman Senterfitt at (305) 374-5600.
Very truly yours,
MBF HEALTHCARE ACQUISITION CORP.

By:	/s/ Miguel B. Fernandez
	Name:	Miguel B. Fernandez
	Title:	Chairman